November 26, 2018

George Holmes
Chief Executive Officer
Resonant Inc
175 Cremona Drive, Suite 200
Goleta, California 93117

       Re: Resonant Inc
           Registration Statement on Form S-3
           Filed November 13, 2018
           File No 333-228353

Dear Mr. Holmes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    John J. McIlvery, Esq.